As filed with the Securities and Exchange Commission on August 19, 2020

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8
REGISTRATION STATEMENT
UNDER

THE SECURITIES ACT OF 1933

New York City REIT, Inc.
(Exact name of registrant as specified in its charter)

Maryland (State or other jurisdiction of incorporation or organization) 650 Fifth Ave., 30th Floor New York, New York (Address of principal executive offices)	46-4380248 (IRS Employer Identification Number) 10019 (Zip code)

2020 Omnibus Incentive Compensation Plan of New York City REIT, Inc.
(Full title of the Plan)

Edward M. Weil, Jr.
Executive Chairman, Chief Executive Officer, President and Secretary
650 Fifth Ave., 30th Floor

New York, New York 10019

(Name and address of agent for service)

(212) 415-6500

(Telephone number, including area code, of agent for service)

Copies to:

Michael J. Choate, Esq. Proskauer Rose LLP 70 West Madison #3800 Chicago, Illinois 60602-4342 Tel: (312) 962-3550	Daniel L. Forman, Esq. Proskauer Rose LLP 11 Times Square New York, New York 10036 Tel: (212) 969-3000

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be Registered		Proposed maximum offering price per share		Proposed maximum aggregate offering price		Amount of registration fee(1)
Class A common stock, $0.01 par value per share, including related Class A preferred stock purchase rights(2)	2,563,158	(3)	$22.75	(4)	$58,311,845	(4)	$7,569

(1)	The registration fee for the securities registered hereby has been calculated pursuant to Section 6(b) of the Securities Act based on a rate of $129.80 per $1,000,000 of the proposed maximum aggregate offering price.

(2)	Each share of Class A common stock, $0.01 par value per share (the “Class A common stock”) of New York City REIT, Inc. (the “Company”) registered hereunder, if issued prior to the termination of the Company’s rights agreement, dated as of August 17, 2020, between the Company and the rights agent named therein, includes one Class A preferred stock purchase right which entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Preferred Stock, $0.01 par value per share (the “Series A Preferred Stock”) of the Company at a price of $55.00 per one one-thousandth of a share of Series A Preferred Stock represented by a Class A preferred stock purchase right, subject to adjustment. The Class A preferred stock purchase rights will generally only become exercisable on the 10th business day after the Company’s board of directors becomes aware that a person or entity has become the owner of 4.9% or more of the shares of the Company’s common stock, including the Class A common stock and the Company’s Class B common stock, $0.01 par value per share (collectively, the “common stock”), or the commencement of a tender or exchange offer which would result in the offeror becoming an owner of 4.9% or more of the common stock. Until exercisable, the Class A preferred stock purchase rights will be inseparable from the underlying shares of Class A common stock.

(3)	Represents the maximum number of shares of Class A common stock that may be issued as of August 19, 2020 pursuant to awards made under the 2020 Omnibus Incentive Compensation Plan of New York City REIT, Inc. (the “Plan”). Pursuant to Rule 416(a) under the Securities Act of 1933, as amended (the “Securities Act”), this Registration Statement on Form S-8 also covers an additional indeterminate amount of shares of Class A common stock, including related Class A preferred stock purchase rights, to be offered or sold pursuant to the Plan, which may become issuable to prevent dilution resulting from adjustments as a result of stock dividends, stock splits, reverse stock splits and other anti-dilution provisions.

(4)	Pursuant to Rule 457(h)(1) under the Securities Act, the proposed maximum offering price per share and the proposed maximum aggregate offering price are estimated solely for the purpose of calculating the amount of the registration fee and are based on the average of the high and low price paid per share of Class A common stock, as reported on the New York Stock Exchange on August 18, 2020.

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PART I
INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

The documents containing the information specified in Part I will be sent or given to the persons participating in the 2020 Omnibus Incentive Compensation Plan (the “Plan”) of New York City REIT, Inc. (the “Company”), as specified by Rule 428(b)(1) under the Securities Act of 1933, as amended (the “Securities Act”). In accordance with the instructions to Part I of Form S-8, such documents need not be filed with the Securities and Exchange Commission (the “Commission”) either as part of this registration statement or as prospectuses or prospectus supplements pursuant to Rule 424 promulgated under the Securities Act. These documents (or portions thereof as permitted by Rule 428(b)) and the documents containing registrant information incorporated by reference in this registration statement pursuant to Item 3 of Part II of this registration statement, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.

PART II
INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.	Incorporation of Documents by Reference.

The following documents, which the Company has previously filed with the Commission, are hereby incorporated by reference into this registration statement (excluding any information that is deemed to have been “furnished” and not “filed” with the Commission, including any Item 2.02 or Item 7.01 of any Current Report on Form 8-K):

•	The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed with the Commission on March 19, 2020;

•	The Company’s Definitive Proxy Statement on Schedule 14A, filed with the Commission on March 19, 2020;

•	The Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, filed with the Commission on May 14, 2020;

•	The Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, filed with the Commission on August 13, 2020;

•	The Company’s Current Reports on Forms 8-K and 8-K/A, as applicable, filed with the Commission on September 26, 2019, February 14, 2020, April 15, 2020, May 11, 2020, May 19, 2020, July 29, 2020, August 5, 2020, and August 18, 2020;

•	The description of the Company’s Class A common stock included in the Company’s Registration Statement on Form 8-A filed with the Commission on August 13, 2020; and

•	The description of Class A preferred stock purchase rights included in the Company’s Registration Statement on Form 8-A filed with the Commission on August 18, 2020.

In addition, all documents and reports subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act (excluding any information that is deemed to have been “furnished” and not “filed” with the Commission, including any Item 2.02 or Item 7.01 of any Current Report on Form 8-K), prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities remaining unsold, shall be deemed to be incorporated by reference in this registration statement and to be part hereof from the date of filing of such documents or reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

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SELECTED CONSOLIDATED FINANCIAL DATA

In anticipation of the listing of Class A common stock on the New York Stock Exchange, on August 5, 2020 the Company implemented a series of corporate actions, that resulted in a net reduction of 2.43 for every one share of common stock (which has been renamed Class A common stock) outstanding prior to these corporate actions (collectively, the “Reverse Stock Split”). Specifically, the Company implemented the following series of corporate actions:

•	amended its charter to effect a 9.72-to-1 reverse stock split combining every 9.72 shares of common stock, par value $0.01 per share, into one share of common stock, par value $0.0972 per share;

•	amended its charter to reduce the par value of the shares of common stock outstanding after the reverse stock split from $0.0972 per share to $0.01 per share and rename the common stock “Class A common stock;”

•	reclassified 9,750,000 authorized but unissued shares of Class A common stock (equal to approximately three times the number of shares of Class A common stock then issued and outstanding) into shares of Class B common stock, par value $0.01 per share; and

•	declared and paid a stock dividend of three shares of Class B common stock to every holder of record of Class A common stock.

You should read the following selected financial data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Company’s historical consolidated financial statements and related notes contained in the Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, which are incorporated by reference into this prospectus. The following selected financial data is not intended to replace the Company’s historical consolidated financial statements, except that share and per share information for all periods presented has been retroactively adjusted for the effects of the Reverse Stock Split that occurred on August 5, 2020.

	June 30,		December 31,
	(unaudited)		(audited)
Balance sheet data (In thousands)	2020	2019	2019	2018	2017	2016	2015
Total real estate investments, at cost	$862,890	$777,373	$862,608	$774,494	$753,793	$744,945	$550,369
Total assets	887,711	867,297	901,356	773,742	760,450	773,604	726,415
Mortgage notes payable	395,802	344,517	395,031	291,653	233,517	191,328	93,176
Total liabilities	481,848	435,318	480,807	330,062	278,966	233,413	130,276
Total equity	405,863	431,979	420,549	443,680	481,484	540,191	596,139

	Six Months Ended June 30,		Year Ended
	(unaudited)		(audited)
Operating data (In thousands, except share and per share data)	2020	2019	2019	2018	2017	2016	2015
Total revenues	$36,039	$33,576	$70,530	$62,399	$58,384	$47,607	$26,436
Total operating expenses	39,046	36,823	76,110	73,661	70,496	60,312	38,849
Operating loss	(3,007)	(3,247)	(5,580)	(11,262)	(12,112)	(12,705)	(12,413)
Total other income (expense)	(9,067)	(7,164)	(16,310)	(12,850)	(10,961)	(7,060)	(3,372)
Net loss	$(12,074)	$(10,411)	$(21,890)	$(24,112)	$(23,073)	$(19,765)	$(15,785)

Other data:
Cash flows provided by (used in) operations	$(4,127)	$1,329	$(1,603)	$(7,080)	$2,282	$4,128	$(5,194)
Cash flows provided by (used in) investing activities	(1,451)	(7,212)	(45,974)	(14,935)	(10,340)	(95,880)	(169,164)
Cash flows provided by (used in) financing activities	-	51,253	51,073	29,600	5,453	(41,127)	172,717

Per share data:
Net loss per common share - basic and diluted (1)	$(0.95)	$(0.82)	$(1.72)	$(1.88)	$(1.81)	$(1.57)	$(1.39)
Distributions declared per common share (1)	$-	$-	$-	$0.60	$3.67	$3.68	$3.68
Weighted-average number of common shares outstanding, basic and diluted (1)	12,749,895	12,748,276	12,748,923	12,851,416	12,774,612	12,620,674	11,357,763

(1)	Retroactively adjusted for the effects of the Reverse Stock Split that occurred on August 5, 2020.

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Item 4.	Description of Securities.

Not applicable.

Item 5.	Interests of Named Experts and Counsel.

Not applicable.

Item 6.	Indemnification of Directors and Officers.

Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The Company’s charter contains a provision that eliminates such liability to the maximum extent permitted by Maryland law. This provision does not reduce the exposure of directors and officers to liability under federal or state securities laws, nor does it limit the stockholders’ ability to obtain injunctive relief or other equitable remedies for a violation of a director’s or an officer’s duties to the Company, although the equitable remedies may not be an effective remedy in some circumstances.

The Maryland General Corporation Law (the “MGCL”) requires a Maryland corporation (unless its charter provides otherwise, which the Company’s charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that (1) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (A) was committed in bad faith or (B) was the result of active and deliberate dishonesty, (2) the director or officer actually received an improper personal benefit in money, property or services, or (3) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under the MGCL, a Maryland corporation may not indemnify a director or officer for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by its or in the Company’s right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (1) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (2) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the appropriate standard of conduct was not met.

The Company’s charter and bylaws require the Company, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former director or officer who is made or threatened to be made a party to or witness in the proceeding by reason of his or her service in that capacity;

•	any individual who, while a director or officer of the Company and at the Company’s request, serves or has served as a director, officer, member, manager, partner or trustee of another corporation, real estate investment trust, limited liability company, joint venture, partnership, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to or witness in the proceeding by reason of his or her service in that capacity; or

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•	the Company’s advisor and its affiliate from and against any claim, liability or expense to which they may become subject or which they may incur by reason of their service as the Company’s advisor.

The Company’s charter and bylaws also permit the Company to indemnify and advance expenses to any person who served a predecessor of the Company in any of the capacities described above and to any employee or agent of the Company or a predecessor of the Company.

The Company has entered into an indemnification agreement with each of its directors and officers, and certain former directors and officers, providing for indemnification of such directors and officers to the maximum extent permitted by Maryland law. The indemnification agreements provide that each indemnitee is entitled to indemnification unless it is established that (1) the act or omission of an indemnitee was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (2) such indemnitee actually received an improper personal benefit in money, property or services or (3) in the case of any criminal proceeding, such indemnitee had reasonable cause to believe that his or her conduct was unlawful. The indemnification agreements further limit each indemnitee’s entitlement to indemnification in cases where (1) the proceeding was one by or in the right of the Company and such indemnitee was adjudged, to be liable to the Company, (2) such indemnitee was adjudged, to be liable on the basis that personal benefit was improperly received in any proceeding charging improper personal benefit to such indemnitee or (3) the proceeding was brought by such indemnitee, except in certain circumstances.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 7.	Exemption from Registration Claimed.

Not applicable.

Item 8.	Exhibits.

See attached Exhibit Index.

Item 9.	Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

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provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)) that are incorporated by reference in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)                The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)                 Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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EXHIBIT INDEX

Exhibit No	Description
4.1 (1)	Articles of Amendment and Restatement
4.2 (2)	Articles of Amendment relating to corporate name change
4.3 (1)	Amended and Restated Bylaws of New York City REIT, Inc.
4.4 (3)	Amendment to Amended and Restated Bylaws of New York City REIT, Inc.
4.5 (4)	Articles of Amendment relating to reverse stock split
4.6 (4)	Articles of Amendment relating to par value decrease and common stock name change
4.7 (4)	Articles Supplementary classifying and designating Class B common stock
4.8 (5)	Articles Supplementary classifying and designating Series A Preferred Stock
4.9 (5)	Amended and Restated Agreement of Limited Partnership of New York City Operating Partnership, L.P., dated as of August 18, 2020
4.10 (5)	Amended and Restated Distribution Reinvestment Plan of New York City REIT, Inc.
4.11 (5)	Amended and Restated Rights Agreement, dated as of August 17, 2020, between New York City REIT, Inc. and Computershare Trust Company, N.A., as Rights Agent
5.1 *	Opinion of Venable LLP regarding legality of securities being registered
23.1 *	Consent of Venable LLP (included in Exhibit 5.1)
23.2 *	Consent of KPMG LLP
23.3 *	Consent of PricewaterhouseCoopers LLP
24.1 *	Power of Attorney (included on signature page hereto)
99.1 (5)	2020 Omnibus Incentive Compensation Plan of New York City REIT, Inc.

*	Filed herewith

1.	Filed as an exhibit to the Company’s Quarterly Report on Form 10-Q filed with the Commission on August 14, 2018.

2.	Filed as an exhibit to the Company’s Annual Report on Form 10-K filed with the Commission on March 15, 2019.

3.	Filed as an exhibit to the Company’s Current Report on Form 8-K filed with the Commission on May 19, 2020.

4.	Filed as an exhibit to the Company’s Current Report on Form 8-K filed with the Commission on August 5, 2020.

5.	Filed as an exhibit to the Company’s Current Report on Form 8-K filed with the Commission on August 18, 2020.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 19, 2020.

NEW YORK CITY REIT, INC.

By:	/s/ Edward M. Weil, Jr.
Name:	Edward M. Weil, Jr.
Title:	Executive Chairman, Chief Executive Officer, President and Secretary (Principal Executive Officer)

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POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Edward M. Weil, Jr. as her or his attorneys-in-fact and agent, with full power of substitution and resubstitution, for her or him in any and all capacities, in connection with this Registration Statement on Form S-8 (the “Registration Statement”) of New York City REIT, Inc., under the Securities Act of 1933, as amended (the “Securities Act”) relating to the 2020 Omnibus Incentive Compensation Plan of New York City REIT, Inc., including, without limiting the generality of the foregoing, to sign any amendments and supplements relating to the Registration Statement (including post-effective amendments) under the Securities Act and to sign any instrument, contract, document or other writing of or in connection with any amendments and supplements relating to the Registration Statement (including post-effective amendments) and to file the same, with all exhibits thereto, and other documents in connection therewith, including this power of attorney, with the Securities and Exchange Commission and any applicable securities exchange or securities self-regulatory body, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or her or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ Edward M. Weil, Jr.	Executive Chairman, Chief	August 19, 2020
Edward M. Weil, Jr.	Executive Officer, President and Secretary (Principal Executive Officer)

/s/ Christopher J. Masterson	Chief Financial Officer and	August 19, 2020
Christopher J. Masterson	Treasurer (Principal Financial Officer and Principal Accounting Officer)

/s/ Lee M. Elman	Independent Director	August 19, 2020
Lee M. Elman

/s/ Abby M. Wenzel	Independent Director	August 19, 2020
Abby M. Wenzel

/s/ Elizabeth K. Tuppeny	Independent Director	August 19, 2020
Elizabeth K. Tuppeny

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